UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	¨ Form 10-K	x Form 20-F	¨ Form 11-K	¨ Form 10-Q	¨ Form N-SAR
¨ Form N-CSR
For Period Ended: December 31, 2021

o	Transition Report on Form 10-K
o	Transition Report on Form 20-F
o	Transition Report on Form 11-K
o	Transition Report on Form 10-Q
o	Transition Report on Form N-SAR
For the Transition Period Ended:_________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

MAGIC SOFTWARE ENTERPRISES LTD.

Full Name of Registrant

Former Name if Applicable

1 Yahadut Canada Street

(Street and Number)

Or Yehuda 6037501, Israel

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
x	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to its internal compilation and review procedures, the registrant has not finalized its financial statements and related disclosures for inclusion in its annual report on Form 20-F for the fiscal year ended December 31, 2021, nor have the registrant’s certifying auditors had the opportunity to complete their audit of the financial statements to be included in the registrant’s Annual Report on Form 20-F. Accordingly, the registrant cannot complete and file its Annual Report on Form 20-F by the due date of May 2, 2022 and needs additional time to complete and file its Annual Report on Form 20-F.The registrant expects that its Annual Report on Form 20-F will be filed within the prescribed extension period allotted under Rule 12b-25(b), by May 17, 2022.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Asaf Berenstin	+972 (3)	538 9243
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes x No ¨

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes x No ¨

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

•

Revenues for the year increased 29% to $480.3 million compared to $371.2 million last year. Net income attributable to Magic’s shareholders for the year increased 16% to $29.3 million, or $0.52 per fully diluted share, compared to $25.2 million, or $0.49 per fully diluted share in the same period last year.

Magic Software Enterprises Ltd.

(Name of registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 2, 2022	By:	/s/ Asaf Berenstin
	Name:	Asaf Berenstin
	Title:	Chief Financial Officer